UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38807

CHEMOMAB THERAPEUTICS LTD.

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 25, 2025, Chemomab Therapeutics Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with LifeSci Capital, LLC (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its American Depositary Shares (“ADSs”), with each ADS representing 20 ordinary shares, no par value, through the Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $7,258,687.

Any ADSs offered in the ATM Offering will be issued pursuant to a shelf registration statement on Form F-3 (File No. 333-275002), as amended, and the prospectus contained therein. The Agent may sell the ADSs by any method permitted by law deemed to be an ATM Offering, including sales made directly on or through the Nasdaq Capital Market or any other existing trading market for the ADSs, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. The Agent will use its commercially reasonable efforts to sell the ADSs from time to time, based upon its instructions (including any price, time or size limits or other parameters or conditions that the Company may impose). The Company will pay to the Agent a cash commission of 3.0% of the gross proceeds from the sale of any ADSs by the Agent under the Sales Agreement. The Company and the Agent have also provided each other with customary indemnification rights.

The Company is not obligated to make any sales of ADSs under the Sales Agreement and no assurance can be given that it will sell any ADSs under the Sales Agreement, or, if it does, as to the price or number of such shares that it will sell, or the dates on which any such sales will take place. The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference. The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the ADSs under the Sales Agreement is attached as Exhibit 5.1 hereto.

The contents of this report on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Sales Agreement, dated as of July 25, 2025, between Chemomab Therapeutics Ltd. and LifeSci Capital, LLC

5.1	Opinion of Meitar | Law Offices

23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD. (Registrant)

Date: July 25, 2025	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer